UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 6K


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      For the year ended: November 30, 2003
                                          -----------------

                        Commission File Number: 000-31168


                                CONDOR GOLD CORP.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                50 Richmond Street East, Toronto, Ontario M5C 1N7
                -------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant  files or will file annual reports
under cover Form 20-F or Form 40-F            Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1):   [ ]

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7):   [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                              Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82.

                                CONDOR GOLD CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED NOVEMBER 30, 2003 AND 2002






                                    CONTENTS

Auditors' Report                                                             1

Consolidated Balance Sheets                                                  2

Consolidated Statements of Deficit                                           3

Consolidated Statements of Earnings                                          4

Consolidated Statements of Cash Flows                                        5

Notes to Consolidated Financial Statements                              6 - 15

                                AUDITORS' REPORT


To the Shareholders of
Condor Gold Corp.
(A Development Stage Company)

         We have audited the consolidated balance sheets of Condor Gold Corp. (A Development Stage Company) as at November 30, 2003 and 2002 and the consolidated statements of deficit, earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

         We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Condor Gold Corp. (A Development Stage Company) as at November 30, 2003 and 2002, and the results of its operations and its cash flows for the year then ended in conformity with Canadian generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage, has incurred losses since inception and has negative working capital and cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from these plans.


                                                       "SF PARTNERSHIP, LLP"
                                                       /s/ SF PARTNERSHIP, LLP
                                                       -------------------------
Toronto, Canada                                        CHARTERED ACCOUNTANTS
April 20, 2004

CONDOR GOLD CORP.
(A DEVELOPMENT STAGE COMPANY)
Consolidated Balance Sheets
(Stated in Canadian Dollars)
November 30, 2003
                                                          2003           2002
                                                          ----           ----

                                     ASSETS
Current
    Cash                                             $      --      $    24,804

Deferred Expenses (note 3)                               162,500           --

Property and Equipment (note 4)                        5,779,753      5,498,572
                                                     -----------    -----------

                                                     $ 5,942,253    $ 5,523,376
                                                     ===========    ===========

                                   LIABILITIES

Current Liabilities
    Accounts payable                                 $   634,341    $   203,409
    Deposits                                             100,000        100,000
    Advances from related parties (note 5)               490,322        533,678
    Notes payable, current portion (note 6)              554,000        554,000
    Reserve for loss contingencies (note 7)              462,000           --
                                                     -----------    -----------

                                                       2,240,663      1,391,087

Notes Payable (note 6)                                 1,775,000           --
                                                     -----------    -----------

                                                       4,015,663      1,391,087
                                                     -----------    -----------

                              SHAREHOLDERS' EQUITY

Share Capital (note 8)                                 8,473,426      7,259,171

Contributed Surplus (note 2)                             127,493           --

Deficit                                               (6,674,329)    (3,126,882)
                                                     -----------    -----------

                                                       1,926,590      4,132,289
                                                     -----------    -----------

                                                     $ 5,942,253    $ 5,523,376
                                                     ===========    ===========
APPROVED ON BEHALF OF THE BOARD

              "ALEXANDER G. STEWART"            "L. KIRK BOYD"
           /s/ ALEXANDER G. STEWART          /s/ L. KIRK BOYD
           ------------------------          ----------------
                     Director                      Director


   The accompanying notes are an integral part of these financial statements.

CONDOR GOLD CORP.
(A DEVELOPMENT STAGE COMPANY)
Consolidated Statements of Deficit
(Stated in Canadian Dollars)
Year Ended November 30, 2003




                                                                  Cumulative
                                                                from inception
                                       2003            2002    on March 7, 2001
                                   -----------    -----------  ----------------
Deficit - beginning of year        $(3,126,882)   $  (484,287)   $      --

    Net loss                        (2,881,095)    (2,642,595)    (6,007,977)
                                   -----------    -----------    -----------


                                    (6,007,977)    (3,126,882)    (6,007,977)

    Deficiency in equity of
       acquired company (note 2)       666,352           --          666,352
                                   -----------    -----------    -----------


Deficit - end of year              $(6,674,329)   $(3,126,882)   $(6,674,329)
                                   ===========    ===========    ===========



   The accompanying notes are an integral part of these financial statements.

CONDOR GOLD CORP.
(A DEVELOPMENT STAGE COMPANY)
Consolidated Statements of Earnings
(Stated in Canadian Dollars)
Year Ended November 30, 2003


                                                                                      Cumulative
                                                                                    from inception
                                                       2003            2002       on March 7, 2001
                                                  -------------    -------------  ----------------
Expenses
    Consulting fees                               $     784,461    $     417,667    $   1,252,628
    Exploration                                         691,809          383,823        1,439,956
    General and administrative                          386,698          817,604        1,208,765
    Professional fees                                   342,033          205,662          547,695
    Management fees                                     330,178          370,126          765,304
    Financial                                           442,397             --            442,397
    Writedown of goodwill                                  --            447,713          447,713
    Amortization                                          3,519             --              3,519
                                                  -------------    -------------    -------------

                                                      2,981,095        2,642,595        6,107,977

Other Income                                            100,000             --            100,000
                                                  -------------    -------------    -------------


Net Loss                                          $  (2,881,095)   $  (2,642,595)   $  (6,007,977)
                                                  -------------    -------------    -------------

Basic Loss per Share                              $       (0.04)   $       (0.04)
                                                  -------------    -------------

Basic Weighted Average Number of Shares              70,091,681       60,638,571
                                                  -------------    -------------

Fully Diluted Loss Per Share                      $       (0.03)   $       (0.04)
                                                  -------------    -------------

Fully Diluted Weighted Average Number of Shares     103,955,014       60,638,571
                                                  -------------    -------------

   The accompanying notes are an integral part of these financial statements.

CONDOR GOLD CORP.
(A DEVELOPMENT STAGE COMPANY)
Consolidated Statements of Cash Flows
(Stated in Canadian Dollars)
Year Ended November 30, 2003
                                                                                          Cumulative
                                                                                        from inception
                                                              2003           2002      on March 7, 2001
Cash Flows from Operating Activities
    Net loss                                               $(2,881,095)   $(2,642,595)   $(6,007,977)
    Adjustments to reconcile net loss to net cash
       used in operating activities
       Amortization                                              3,519           --            3,519
       Deficit of acquired subsidiary                         (386,037)          --         (386,037)
       Issuance of shares for services                         450,000      1,052,200      1,502,200
       Issuance of shares for reverse takeover of Ripped
         Canada Artists Inc.                                      --          389,556        389,556
       Reserve for loss contingency                            462,000           --          462,000
       Non cash interest expense                               275,000           --          275,000
       Non cash financing charge                               137,500           --          137,500
       Accounts payable                                        430,931        195,409        634,391
                                                           -----------    -----------    -----------

                                                            (1,508,182)      (905,430)    (2,889,848)
                                                           -----------    -----------    -----------

Cash Flows from Investing Activities
    Investment in mining properties                           (160,000)      (937,072)    (2,172,572)
    Purchase of equipment                                      (17,599)          --          (17,599)
                                                           -----------    -----------    -----------

                                                              (177,599)      (937,072)    (2,190,171)
                                                           -----------    -----------    -----------

Cash Flows from Financing Activities
    Proceeds from issuance of common shares                    504,333        868,628      2,835,747
    Proceeds from notes payable                              1,200,000        329,000      1,754,000
    Proceeds from related parties                                 --          533,628        533,628
    Repayment of advances from related parties                 (43,356)          --          (43,356)
                                                           -----------    -----------    -----------

                                                             1,660,977      1,731,256      5,080,019
                                                           -----------    -----------    -----------

Net Decrease in Cash                                           (24,804)      (111,246)          --

Cash - beginning of  year                                       24,804        136,050           --
                                                           -----------    -----------    -----------

Cash - end of year                                         $      --           24,804    $      --
                                                           ===========    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

CONDOR GOLD CORP.
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements
November 30, 2003


1.    Operations and Summary of Significant Accounting Policies

      Operations

      The Corporation was originally incorporated on June 19, 1997 under the Business Corporations Act (Ontario) under the name Findore Gold Resources Ltd. and was in the business of investing in resource related activities.

      On October 17th, 2001 the shareholders approved the name change to Ripped Canada Artists Inc. ("RCA") and a change of business to the entertainment industry and TV, Film and Video production and distribution.

      On September 20, 2002, Ripped Canada Artists Inc. ("RCA") and the shareholders of Northville Gold Corp. ("Northville") entered into a Securities Exchange Agreement ("Agreement") whereby RCA acquired all of the issued and outstanding securities of Northville in exchange for equivalent securities on a one for one basis. Upon consummation, the shareholders of Northville exchanged each of their common shares for one post-consolidation common share of RCA. Northville shareholders acquired control of RCA, a US publicly quoted company with 94.88% interest in the post consolidated securities. Accordingly, this transaction has been accounted for as a reverse takeover whereby Northville was deemed to have acquired RCA. The ongoing business will continue as that of Northville. Subsequently, RCA has changed its name to Condor Gold Corp. (the "Company").

      The company is engaged in the exploration and development of gold and diamond properties in Canada. Since inception, the efforts of the Company have been devoted to assessing whether properties have sufficient mineral reserves for production. To date, the Company has earned no revenues. Condor owns or controls interests in gold properties in the townships of Chester, Benneweis, and Yeo in Northern Ontario with a total strike length of eighteen miles (collectively, the "Northville Properties"). In addition, in the search for diamond properties, the Company has staked over 95,000 acres of land in the James Bay Lowlands of Northern Ontario. To date, the Company has earned no revenues and is considered to be in the development stage.

CONDOR GOLD CORP.
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements
November 30, 2003


1. Operations and Summary of Significant Accounting Policies (cont'd)

      Summary of Significant Accounting Policies

      a)    Going Concern

            The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has experienced recurring losses since inception and has negative working capital and cash flows from operations that raise substantial doubt as to its ability to continue as a going concern. For the years ended November 30, 2003 and 2002, the Company experienced net losses of $2,881,095 and $2,642,595, respectively.

            The  Company's  ability  to  continue  as a  going  concern  is also
            contingent  upon  its  ability  to  secure   additional   financing,
            initiating sale of its product and attaining profitable operations.

            Management is pursuing various sources of equity financing. Although the Company plans to pursue additional financing, there can be no assurance that the Company will be able to secure financing when needed or obtain such on terms satisfactory to the Company, if at all.

            The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

      b)    Unit of Measurement

            The  Canadian  dollar  has been used as the unit of  measurement  in
            these  financial   statements.   The  functional   currency  of  the
            operations are denominated in Canadian currency.

      c)    Principles of Consolidation

            The consolidated financial statements include the accounts of the Company and its wholly owned and controlled subsidiaries, Northville Gold Corp., Condor Diamond Corp., Dialex Minerals Inc., 1478837 Ontario Inc., and 1485210 Ontario Inc. Intercompany accounts and transactions have been eliminated on consolidation. These consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods reported.

CONDOR GOLD CORP.
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements
November 30, 2003


1. Operations and Summary of Significant Accounting Policies (cont'd)

      Summary of Significant Accounting Policies (cont'd)

      d)    Property and Equipment

            Property and equipment are stated at cost. Amortization, based on the estimated useful lives of the assets, is provided using the undernoted annual rates and methods:

                Mining properties          Straight-line    Units of production
                Furniture and equipment              20%    Straight-line
                Computer hardware                    30%    Declining balance
                Computer software                   100%    Declining balance

            Additions during the year are amortized at half the normal rate.

            Mineral Exploration Properties

            Property acquisition costs are capitalized until the property to which they relate is placed into production, sold, abandoned or management determines that there has been an impairment in value. On the commencement of commercial production, these costs will be charged to operations on the units-of-production method based upon estimated recoverable proven and probable reserves. As at November 30, 2003, there has not been any production at any of the properties.

            The amount shown for mineral property interests represents costs incurred and deferred to date and does not necessarily reflect present and future values.

            Exploration expenditures are expensed as incurred.

      e)    Use of Estimates

            The preparation of the Company's financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions. These assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

      f)    Income Taxes

            Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

CONDOR GOLD CORP.
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements
November 30, 2003


1. Operations and Summary of Significant Accounting Policies (cont'd)

      Summary of Significant Accounting Policies (cont'd)

      g)    Foreign Currency Translation

            Monetary items in foreign currencies are translated at the year-end rates of exchange, except for hedged liabilities, which are translated at contract rates. Non-monetary items in foreign currency are translated at historical rates of exchange. Translation gains and losses are included in determining net earnings.

      h)    Stock Based Compensation

            The Company enters into transactions in which goods or services are the consideration received for the issuance of equity instruments. The value of these transactions are measured and accounted for, based on the fair value of the equity instrument issued or the value of the services, whichever is more reliably measurable. The services are expensed in the periods during which the services are rendered.

      i)    Net Loss per Common Share

            Basic loss per share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding. Fully diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued.

      j)    Goodwill

            Goodwill represents the excess purchase price paid on the acquisition of the assets or a business over the value assigned to the net identifiable assets acquired. Goodwill is written down (to fair value) when declines in value are considered other that temporary based on expected cash flows. Upon acquisition of RCA in 2002, the Company changed the nature of its business and the goodwill was deemed to be of no value and written off.


2.    Acquisition

      On September 5, 2003, the Company acquired 20,452,000 shares (54.8% interest) of Dialex Minerals Inc. for $280,315 and in consideration issued 2,220,000 common shares of the Company for $152,822. This transaction resulted in contributed surplus of $127,493. At the date of acquisition, the Company's interest in the net book value of Dialex amounts to a deficiency of $386,037, which resulted in an adjustment to retained earnings in the amount of $666,352.

CONDOR GOLD CORP.
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements
November 30, 2003


3.    Deferred Expenses

      On January 6th, 2003 the Company arranged for senior secured debt financing from Treelawn Investment Corp. in the gross aggregate amount of $1,500,000. the net proceeds from the loan were $1,200,000. The $300,000 financing charge was set up as deferred expenses with the amount expensed equally over the 24 month life of the loan, amounting to $ 25,000 expense per month.


4.    Property and Equipment

                                           2003                       2002
                                       Accumulated                Accumulated
                             Cost      Amortization    Cost       Amortization
                          ----------  ------------- ----------   --------------




Mining properties         $5,765,672   $     --     $5,498,572   $         --
Furniture and equipment       10,264        1,026         --               --
Computer hardware              3,357          503         --               --
Computer software              3,978        1,989         --               --
                          ----------   ----------   ----------   --------------

                          $5,783,271   $    3,518   $5,498,572   $         --
                          ----------   ----------   ----------   --------------

Net carrying amount                    $5,779,753                $    5,498,572
                                       ----------                --------------


5.    Advances from Related Parties

      Advances from related parties are due to shareholders and private companies which are owned by a shareholder. The advances are unsecured, non interest bearing and have no specified terms of repayment.

CONDOR GOLD CORP.
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements
November 30, 2003


 6.   Notes Payable

                                                              2003           2002
                                                          -----------    -----------
Notes payable,  non-interest bearing and maturing
  on January 20, 2004, and repayable  from  proceeds
  of production from one of the Company's properties      $   250,000    $   250,000
Notes payable bearing interest at 12% and has no
  specified terms of repayment                                255,000        255,000
Notes payable non-interest bearing and has no specified
  terms of repayment                                           49,000         49,000
Note payable from Treelawn, bearing interest at 20%,
  repayable from proceeds of production from one of
  the Company's properties and matures on January 6,
  2005                                                      1,775,000           --
                                                          -----------    -----------

                                                            2,329,000        554,000
Current portion                                              (554,000)      (554,000)
                                                          -----------    -----------

Long-term portion                                         $ 1,775,000    $      --
                                                          ===========    ===========

      On January 6, 2003 the Company arranged for senior secured debt financing from Treelawn Investment Corp. ("Treelawn"), in the amount of $1,500,000 plus accrued interest of $275,000. As partial consideration for the note, the Company issued to Treelawn 20,000,000 two-year common share purchase warrants exercisable at $0.10 per common share and 20,000,000 three-year common share purchase warrants exercisable at $0.20 per common share. As a result of these transactions, Treelawn beneficially owns securities convertible into voting shares of the Company which, if fully exercised, would result in Treelawn's holding approximately 39% of the current issued and outstanding voting shares of the Company.

      During fiscal 2002, notes payable of $225,000 were retired through either payment in cash or issuance of shares.

CONDOR GOLD CORP.
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements
November 30, 2003


7.    Reserve for Loss Contingencies

      The Company has recorded a $462,000 liability for loss contingencies. This reserve was established as a result of a potential liability of Dialex Minerals Inc. ("Dialex"), a controlled subsidiary, to the Internal Revenue Service (IRS) as a result of actions by the former principal of Video Home Shopping Inc., which has led to an investigation by the IRS. The Company has contacted the IRS for information and has no indication that the investigation concerns the Company directly. Management, nevertheless, believes that said IRS investigation may relate, in part, to unpaid Federal Withholding taxes, Social Security and Medicare taxes, employer's taxes, and other payroll taxes and out of prudence, the Company has elected to provide a reserve of $462,000.


8.    Share Capital

        Authorized
             Unlimited  number of common shares, no par value
                                                                      2003                  2002
                                                                 -------------         -------------
        Issued
            75,564,183  common shares (2002 - 63,237,200)        $   8,473,426         $   7,259,171
                                                                 =============         =============


      During the year, common shares were issued as follows:

      a) 2,220,000 shares were issued for the acquisition of Dialex Minerals Inc. at a value of $152,822.

      b) 1,071,004 shares were issued for the acquisition of various properties worth $107,100.

      c) 4,500,000 shares were issued for services of $450,000.

      d) 5,044,000 shares were issued for a total cash consideration of $504,333.

      The Company issued to Treelawn 20,000,000 two-year common share purchase warrants exercisable at $0.10 per common share and 20,000,000 three-year common share purchase warrants exercisable at $0.20 per common share. As a result of these transactions, Treelawn beneficially owns securities convertible into voting shares of the Company which, if fully exercised, would result in Treelawn's holding approximately 39% of the current issued and outstanding voting shares of the Company

CONDOR GOLD CORP.
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements
November 30, 2003


9.    Related Party Transactions

      The following table summarizes the Company's related party transactions, that occurred in the normal course of operations for the year, which are measured at the exchange amount:

                                                           2003        2003
                                                        ---------   ---------
      Amounts Paid to Shareholders and Directors

       General and administrative expenses              $ 156,711   $ 344,191
       Management fees                                    330,178     347,025
       Exploration expenses                                  --        62,853
       Consulting                                          91,121        --
       Financial                                           24,500        --

      At the end of the year, the advances from related entities are as follows:

       Included in Accounts Payable - due to directors
         and management of the Company                  $ 319,249   $    --
        Advances from shareholders and private
          companies controlled by the shareholder         490,322     533,678
        Notes payable from a company related to
          a shareholder                                   304,000     304,000


10.   Income Taxes

      The Company has generated tax loss carry-forwards, the amounts of which have not yet been determined, pursuant to the provincial and federal taxation in Ontario and Canada. No recognition has been given in these financial statements to the potential future tax benefits associated with these losses.


11.   Financial Instruments

      The company's financial instruments recorded on the balance sheet consist of cash, accounts payable, deposits, notes payable and amounts due to and from related parties.

      At November 30, 2003, the face value of the company's financial instruments approximates their carrying value due to the short-term maturity of these instruments. The carrying amounts of these short-term financial instruments approximates the amount at which the financial instrument could be exchanged in a current arm's-length transaction between willing parties.

CONDOR GOLD CORP.
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements
November 30, 2003


12.   Commitments and Contingencies

      a) On September 20, 2002, as part of the reverse takeover transaction, the Company issued 530,000 warrants. Each warrant is exercisable at $0.25 per common share and has a life of two years. These warrants were issued to replace similar Northville warrants that were outstanding before the reverse takeover.

            The fair value of the warrants issued during the year was $65,195. This fair value was estimated using the Black-Scholes model with the assumptions of a 2-year expected term, 200% volatility and a risk-free interest rate of 3%. The fair value was included in the purchase price of the reverse takeover transaction, as required by Canadian generally accepted accounting principles.

      b) A Gold Loan Option was issued by Condor Gold Corp. on September 20, 2002 to Alexander Stewart in trust, an officer and director of the Company. This option is exercisable into 12,000,000 common shares of Condor Gold Corp. for no additional consideration and warrants to acquire a further 8,000,000 common shares of Condor Gold Corp. at $0.25 per common share. The option expired on March 31, 2003.

      c) On January 6, 2003 the Company issued an option to enter into a Royalty Agreement with Treelawn. Upon the payment of the exercise price of $100,000 to the Company, the royalty agreement will entitle Treelawn to royalties from the Company of:

            (i) $100 per ounce of gold produced from the surface stockpile to a maximum of 70,000 ounces of gold less any repayments made towards the Note referred to in Note 6; and

            (ii) $50 per  ounce of gold  produced  from the ramp of the  Murgold
                 Property located in Chester Township to a maximum of 68,000 ounces of gold.

      d) Condor Gold Corp. is the plaintiff in an action initiated on August 19, 2003 against former shareholders and directors of Condor. The purpose of Condor's action was to claim damages for negligence, defamation and breach of contract by the defendants. In a statement of defence and counterclaim filed on or about November 20, 2003, the defendants joined the subsidiary companies of Condor as defendants by counterclaim. The counter claim has not been formally served on the subsidiary companies. It is management's opinion and that of its legal counsel that the counterclaim action is frivolous, vexatious and without merit and as such, management has made no provision for it in these financial statements.

CONDOR GOLD CORP.
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements
November 30, 2003


13.   Notes Receivable

      During 2003, notes receivable for a share subscription program were set-up in the amount of $286,666 and were retired through the receipt of cash within the fiscal year.


14.   Comparative Information

      Certain   figures  for  the  year  ended   November  30,  2002  have  been
      reclassified to conform with the current year's financial statement presentation.

                                   SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      CONDOR GOLD CORP.

Date April 22, 2004                   /s/ Alexander G. Stewart
                                      -------------------------------------
                                      Alexander G. Stewart
                                      Chief Executive Officer

Date April 22, 2004                   /s/ L. Kirk Boyd
                                      -------------------------------------
                                      L. Kirk Boyd
                                      Chief Financial Officer